Jason Duffy Vice President	Insurance & Risk Management FMR LLC 88 Black Falcon, First Floor, East Side, STE 167, V7E, Boston, MA, 02210 Phone: 617-563-9480 jason.duffy@fmr.com

May 2, 2022

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20543

RE:	Fidelity Investments Mutual Funds (FMR LLC) Rule 17g Compliance Filing Fidelity Bond Coverage Period: July 1, 2021 – July 1, 2022

To Whom It May Concern:

We submit the following excess bond policies on behalf of Fidelity Investments Mutual Funds for $85M excess of $15M in coverage:

Chubb Group of Insurance Companies No: 82484869
Participation: $10M x $15M

National Union Fire Ins Co of Pittsburgh, PA No: 01-420-15-56 Participation: $10M x $25M

ICI Mutual Insurance Company Policy No: 87153321B
Participation: $15M x $35M

Allied World Assurance Company, LTD Policy No: C014840/011 Participation: $15M x $50M

Travelers Casualty and Surety Company Policy No: 106547262 Participation: $10M x $65M

Continental Casualty Company Policy No: 287042220
Participation: $10M x $75M

Axis Insurance Company Policy No: P-001-000158021-01
Participation: $5M part of $15M x $85M

Starr Indemnity & Liability Company Policy No: 1000059071211 Participation: $10M part of $15M x $85M

The lead bond insurance policy, statement confirming payment of premiums, resolution of a majority of independent trustees approving coverage, joint insured bond statement and the Fidelity Bond Insurance Recovery Agreement have been submitted. The accession number is 0000880195-22-000002.

Sincerely,

Jason R. Duffy

Enc.

Chubb Group of Insurance Companies
202B Hall's Mill Road
Whitehouse Station, NJ 08889

DECLARATIONS FINANCIAL INSTITUTION EXCESS BOND FORM E

NAME OF ASSURED:

Bond Number: 82484869

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
a stock insurance company, herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 2. AGGREGATE LIMIT OF LIABILITY: $10,000,000

ITEM 3. SINGLE LOSS LIMIT OF LIABILITY: $10,000,000

ITEM 4. DEDUCTIBLE AMOUNT: $ 15,400,000

ITEM 5. PRIMARY BOND:

Insurer:	Berkshire Hathaway Specialty Insurance
Bond No.	47-EPF-315882-01
Limit:	$15,000,000
Deductible:	$400,000
Bond Period:	07/01/2021 – 07/01/2022

ITEM 6. COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER: N/A

ITEM 7. TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND:

ITEM 8. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
1-2

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

Secretary

President

July 7, 2021
Date

Authorized Representative

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)

Page 1 of 1

FEDERAL INSURANCE COMPANY

Endorsement No.: 2

Bond Number:

SHARED AGGREGATE LIMITS ENDORSEMENT

It is agreed that in addition to this Bond, the COMPANY has issued to the ASSURED all Policies and Bonds listed below. It is expressly acknowledged by the ASSURED that the premium for this Bond and all Policies and Bonds listed below has been negotiated with the understanding that this Bond and all Policies and Bonds listed below combine and share a single aggregate limit of liability. Therefore, in consideration of the premium charged:

1. The COMPANY and the ASSURED agreed that the COMPANY's maximum aggregate limit of liability for all **Loss** under this Bond, and for all payments of **Loss** under all Policies and Bonds listed below, in the aggregate, shall not exceed $10,000,000.

2. It is agreed that the COMPANY shall have no obligation under this Bond to make any payment of **Loss** to the extent that the amount of such **Loss**, when added to the amount of any **Loss** paid under this Bond and any **Loss** paid under any Policies and Bonds listed below, would exceed $10,000,000. Any payment of **Loss** under any Policies and Bonds listed below shall reduce the Limits of Liability available under this Bond for the payment of any **Loss** during the BOND PERIOD.

3. If the COMPANY shall have paid **Loss** under this Bond and **Loss** under any Policies and Bonds listed below in an aggregate amount equaling $10,000,000, any and all obligations of the COMPANY under this Bond and the Policies and Bonds listed below shall be completely fulfilled and extinguished, and the COMPANY shall have no further obligations of any kind or nature under this Bond and the Policies and Bonds listed below.

4. If a **Loss** is covered by this Bond and one or more of the Policies and Bonds listed below, and if more than one deductible amount applies to such **Loss**, the largest applicable deductible amount shall be the deductible amount applicable to such **Loss**.

Policy/Bond Type	Policy/Bond Number
Mutual Fund D&O	G23656280 014

For the purposes of this Endorsement, **Loss** shall include **Single Loss** as defined in this Bond and any Bond or Policy listed above and **Loss** as defined in any Policy listed above.

B-2 Bond
Form 17-02-5154 (Ed. 2-04)

Page 1

In consideration of the payment of the premium, National Union Fire Insurance Company of Pittsburgh, Pa.® (the "**Insurer**") and insureds agree as follows:

INSURING AGREEMENT This policy shall provide coverage in accordance with the same terms, conditions and limitations of the **Followed Policy**, as modified by and subject to the terms, conditions and limitations of this policy.

The **Insurer's** coverage obligations under this policy attach to the **Insurer** only after the **Total Underlying Limits** have been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of amounts covered under the **Underlying Policies**. This policy shall continue in force as primary insurance only upon the exhaustion of the **Total Underlying Limits** by reason of such payments and satisfaction of any applicable retention. This policy shall recognize erosion of an **Underlying Limit** of an **Underlying Policy** through payments by others of covered amounts under that **Underlying Policy**. The risk of uncollectability of any part of the **Total Underlying Limits**, for any reason, is expressly retained by the **Policyholder** and any insureds, and is not insured under this policy or assumed by the **Insurer.**

LIMIT OF LIABILITY The **Limit of Liability** is the aggregate limit of the **Insurer's** liability for all coverage under this policy.

NOTICES Where the **Followed Policy** requires or permits notice to its insurer, the **Policyholder** or the insureds have the same obligations and rights to notify the **Insurer** under this policy, except that with respect to this policy, any notice to the **Insurer** must be directed as follows: (i) for claims-related matters, by mail or e-mail to the **Claims Address**; and (ii) for all other notices, by mail to the **Insurer Address.**

RIGHTS The **Insurer** shall have the same rights, privileges and protections afforded to the **Underlying Insurer** of the **Followed Policy** in accordance with the terms, conditions and limitations of the **Followed Policy**. The **Insurer** shall also have the right, in its sole discretion, but not the obligation, to effectively associate with the insureds in the defense and settlement of any claim that appears to be reasonably likely to involve the **Insurer**. The **Policyholder**, its subsidiaries and any insureds shall provide the **Insurer** with such information, assistance and cooperation as the **Insurer** may reasonably request and shall not do anything that prejudices the **Insurer's** position or potential rights of recovery.

RELIANCE The **Insurer** has issued this policy in reliance upon the completeness and accuracy of the applications, warranties, statements, the binders for the **Underlying Policies**, any attachments thereto and any other materials submitted for this policy, which shall be deemed attached hereto and made a part hereof.

CHANGES If, subsequent to the issuance of the **Followed Policy**, the terms, conditions or limitations of an **Underlying Policy** are modified, the insureds must notify the **Insurer** in writing, as soon as practicable, of such modification. If any changes to the **Followed Policy**: (i) expand coverage, (ii) change the policyholder name or address, or (iii) modify premium, this policy shall not follow those changes unless the **Insurer** reflects its agreement to do so in a written endorsement to this policy.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

PRESIDENT	AUTHORIZED REPRESENTATIVE	SECRETARY

COUNTERSIGNATURE (WHERE REQUIRED BY LAW)	DATE	COUNTERSIGNATURE LOCATION

WILLIS OF MASSACHUSETTS, INC.
800 BOYLSTON STREET
SUITE 600
BOSTON, MA 02199
1785155

103224 (02/10) -2-
© All rights reserved.

ENDORSEMENT# 2

This endorsement, effective at 12:01AM July 01, 2021

forms a part of

Policy number: 01-420-15-56

Issued to: ALL FIDELITY FUNDSC/O FMR LLC

By: National Union Fire Insurance Company of Pittsburgh, Pa.

TIE-IN OF LIMITS ENDORSEMENT (ABSOLUTE)

In consideration of the premium charged, it is hereby understood and agreed that the combined Limits of Liability of the Insurer for all claims both under this policy’s Limit of Liability, as set forth in the Declarations of this policy, and also under policy no. 01-420-05-35 issued to All Fidelity Funds c/o FMR LLC by National Union Fire Insurance Company of Pittsburgh, Pa. (or any renewal or replacement of such policy or which succeeds such policy in time) (“Other Policy”), shall be $10,000,000.

Accordingly, the Limit of Liability for loss under this policy shall be reduced by loss incurred under the Other Policy because the Limit of Liability under the Other Policy is now part of, and not in addition to, the Limit of Liability of this policy as set forth in the Declarations of this policy.

Finally, nothing in this endorsement shall be construed to increase the insurer’s Limit of Liability set forth in the Declarations of such Other Policy which shall remain the maximum liability of the insurer for all claims under such Other Policy, or the Insurer’s Limit of Liability under this policy as set forth in the Declarations of this policy which shall remain the maximum liability of the Insurer for all loss in the aggregate under this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©All rights reserved.
END 002

120236 (08/15)

1

AIG

CLAIM REPORTING FORM

Reported under Policy/Bond Number: 01-420-15-56 Date: ____________

Type of Coverage: D&O ____ E&O ____ Fidelity ____ (complete the Fidelity Supplemental on the next page)

Insured's Name, as given on Policy Declarations (Face Page):

ALL FIDELITY FUNDS

C/O FMR LLC

____

Contact Person: ____________________

Title: ____________________

Phone: (______) ________ - ________ Ext ________

eMail: ____________________ @ ____________________

Case or Claimant Name: ____________________

____

If the party involved is different from "Insured" Name (as given on Policy Declarations) state relationship:

____

Insurance Broker/Agent: WILLIS OF MASSACHUSETTS, INC.

Address: 800 BOYLSTON STREET, SUITE 600

Address: BOSTON, MA 02199

Contact: MARY COUGHLIN Phone: ____________

eMail: mary.coughlin@willistowerswatson.com

Send Notice of Claims to:

AIG
Financial Lines Claims
P.O. Box 25947
Shawnee Mission, KS 66225

Phone: (888) 602-5246
Fax: (866) 227-1750
Email: c-Claim@AIG.com

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

     1401 H St. NW Washington DC 20005

INVESTMENT COMPANY BLANKET BOND

(EXCESS)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group
1401 H St. NW
Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1.	Name of Insured (the “Insured”)		Bond Number
	All Fidelity Funds		87153321	B
(as defined in the Primary Bond)

	Principal Office:	Mailing Address:
	c/o FMR LLC	Willis Towers Watson Northeast, Inc.
	88 Black Falcon	75 Arlington Street, Floor 10
	First Floor, East Side, Suite 167	Boston, MA 02116
Mailzone V7E
Boston, MA 02210

Item 2.	Bond Period: from 12:01 a.m. on July 1, 2021, to 12:01 a.m. on July 1, 2022, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.
Item 3.	Limit of Liability--

		LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT [1]

A--FIDELITY	$15,000,000	$35,000,000
B--ON PREMISES	$15,000,000	$35,000,000
C--INTRANSIT	$15,000,000	$35,000,000
D--FORGERY OR ALTERATION	$15,000,000	$35,000,000
E--SECURITIES	$15,000,000	$35,000,000
F--COUNTERFEIT CURRENCY	$15,000,000	$35,000,000
I--COMPUTER SYSTEMS	$15,000,000	$35,000,000
J--CUSTOMER VOICE INITIATED TRANSFERS	$15,000,000	$35,000,000
K--TELEFACSIMILE TRANSFER FRAUD	$15,000,000	$35,000,000

1 Plus the applicable deductible of the Primary Bond

Item 4.

4(A) Primary Bond No. 1:
Company:	Berkshire Hathaway Specialty Insurance
Bond Number:	47-EPF-315882-01
Limit of Liability:	$15,000,000

4(B) First Excess Bond:
Company:	Federal Insurance Company
Bond Number:	82484869
Limit of Liability:	$10,000,000 excess of $15,000,000

4(C) Second Excess Bond:
Company:	National Union Fire Insurance Company of Pittsburgh, Pa.
Policy Number:	01-420-15-56
Limit of Liability:	$10,000,000 excess of $25,000,000

Item 5. The liability of ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”) is subject to the terms of the following Riders attached hereto:

Riders: 1

and of all Riders applicable to this bond issued during the Bond Period.

By:		By:
	Authorized Representative		Authorized Representative

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group (“Underwriter”), in consideration of the required premium, and in reliance on the application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations of this bond, agrees to indemnify the Insured for loss, discovered during the Bond Period, which would otherwise have been paid under the Primary Bond but for the fact that the loss exceeds the limit of liability of such Primary Bond. Coverage under this bond shall follow the terms and conditions of the Primary Bond, except with respect to:

a.	Any coverage exceptions specified by riders attached to this bond;
b.	The deductible amounts and limits of liability as stated in ITEM 3. of the Declarations; and
c.	The General Agreements, Provisions, Conditions and Limitations set forth herein.

GENERAL AGREEMENTS

A.	CHANGE OR MODIFICATION OF PRIMARY BOND
If after the inception date of this bond the Primary Bond is changed or modified, written notice of any such change or modification shall be given to the Underwriter as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the Underwriter may request. There shall be no coverage under this bond for any loss arising from or in any way related to such change or modification until such time as the Underwriter is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.
B.	LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS
This bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured (except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor.) As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.
The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.
The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder
prior	to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after
the	discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of

2

any judgment against the Insured in or settlement of any suit or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, RRG, 1401 H St. NW, Washington, DC 20005, with an electronic copy to LegalSupport@icimutual.com.

PROVISIONS, CONDITIONS AND LIMITATIONS

SECTION 1. DEFINITIONS

a.	Deductible Amount means the amount stated in ITEM 3. of the Declarations, applicable to each
	Single	Loss. In no event shall this Deductible Amount be reduced for any reason, including but not
	limited	to, the non-existence, invalidity, insufficiency or uncollectibility of any Underlying Bond(s),
	including	the insolvency or dissolution of any Insurer providing coverage under any Underlying
	Bond(s)	.
b.	Primary Bond means the bond scheduled in ITEM 4. of the Declarations or any bond that may
	replace	or substitute for such bond.
c.	Single Loss means:
	(1)	all loss resulting from any one actual or attempted theft committed by one person, or
	(2)	all loss caused by any one act (other than a theft or a dishonest or fraudulent act) committed by one person, or
	(3)	all loss caused by dishonest or fraudulent acts committed by one person, or
	(4)	all expenses incurred with respect to any one audit or examination, or
	(5)	all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.
d.	Underlying Bond means the Primary Bond and all other insurance coverage referred to in ITEM 4.
	of	the Declarations.

SECTION 2. SINGLE LOSS LIMIT OF LIABILITY

The Underwriter’s liability for each Single Loss shall not exceed the Limit of Liability as stated in ITEM 3. of the Declarations.

SECTION 3. DISCOVERY

For all purposes under this bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1)	becomes aware of facts, or
(2)	receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that loss covered by this bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

3

SECTION 4. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this bond may have against another named Insured under this bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 5. COOPERATION OF INSURED

At the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall:

a.	submit to examination by the Underwriter and subscribe to the same under oath, and
b.	produce for the Underwriter’s examination all pertinent records, and
c.	cooperate with the Underwriter in all matters pertaining to the loss.

The Insured shall execute all papers and render assistance to secure for the Underwriter the rights and causes of action provided for under this bond. The Insured shall do nothing after loss to prejudice such rights or causes of action.

SECTION 6. TERMINATION

The Underwriter may terminate this bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this bond is terminated as to any investment company registered under the Investment Company Act of 1940, to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this bond as to any investment company registered under the Investment Company Act of 1940, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This bond will terminate as to any Insured entity that is not an investment company registered under the Investment Company Act of 1940 immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

4

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this bond is terminated by the Insured or pro rata if this bond is terminated by the Underwriter.

Upon the detection by any Insured that an employee (as defined in the Primary Bond) has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such employee from a position that may enable such employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such employee, becomes aware that the employee has committed any dishonest or fraudulent act(s) or theft.

This bond shall terminate as to any employee (as defined in the Primary Bond) by written notice from the Underwriter to each Insured and, if such employee is an employee of an Insured investment company registered under the Investment Company Act of 1940, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 7. CONFORMITY

If any limitation within this bond is prohibited by any law controlling this bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

SECTION 8. CHANGE OR MODIFICATION

This bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity (or the equivalent insuring agreement) of the Primary Bond in a manner which adversely affects the rights of an Insured investment company registered under the Investment Company Act of 1940 shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured investment company registered under the Investment Company Act of 1940 affected thereby.

SECTION 9. DEDUCTIBLE AMOUNT; LIMIT OF LIABILITY

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from the Primary Bond or from any other bond, suretyship or insurance policy), shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and other agreements, provisions, conditions and limitations of this bond.

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the

5

applicable Deductible Amount and the other agreements, provisions, conditions and limitations of this bond.

SECTION 10. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

6

ICI MUTUAL INSURANCE COMPANY, a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND
(EXCESS BOND)
RIDER NO. 1

INSURED		BOND NUMBER
All Fidelity Funds		87153321	B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
July 1, 2021	July 1, 2021 to July 1, 2022

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group (“ICI Mutual”), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the “Act”). The Act establishes a federal insurance backstop under which ICI Mutual and these other insurers may be partially reimbursed by the United States Government for future “insured losses” resulting from certified “acts of terrorism.” (Each of these bolded terms is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified “acts of terrorism” may be partially reimbursed by the United Sates government under a formula established by the Act. Under this formula, the United States government would generally reimburse ICI Mutual for the Federal Share of Compensation of ICI Mutual’s “insured losses” in excess of ICI Mutual’s “insurer deductible” until total “insured losses” of all participating insurers reach $100 billion (the “Cap on Annual Liability”). If total “insured losses” of all property and casualty insurers reach the Cap on Annual Liability in any one calendar year, the Act limits U.S. Government reimbursement and provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this Bond may be reduced as a result.

This Bond has no express exclusion for “acts of terrorism.” However, coverage under this Bond remains subject to all applicable terms, conditions, and limitations of the Bond (including exclusions) that are permissible under the Act.

The portion of the premium that is attributable to any coverage potentially available under the Bond for “acts of terrorism” is one percent (1%) and does not include any charges for the portion of loss that may be covered by the U.S. Government under the Act

As used herein, “Federal Share of Compensation” shall mean 80% beginning on January 1, 2020.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNX0053.1-01 (05/21)

Allied World Assurance Company, AG
Head Office: Lindenstrasse 8, 6340 Baar, Zug, Switzerland
Branch Office: 27 Richmond Rd. Pembroke, HM 08, Bermuda
Allied World Assurance Company, AG is incorporated and
licensed in Switzerland.

ALLIED WORLD ASSURANCE COMPANY, AG

APEX

ALL PRODUCTS EXCESS FOLLOW FORM POLICY

POLICY: C014840/011
RENEWAL OF: C014840/010

DECLARATIONS

ITEM 1:	COMPANY:	All Fidelity Funds
	ADDRESS:	c/o FMR LLC
88 Black Falcon
First Floor, East Side, Suite 167,
Mailzone V7E
Boston, MA 02210
ITEM 2:	POLICY PERIOD:	From: July 1, 2021	To: July 1, 2022
(12:01 a.m. Standard Time at the address stated in Item 1)
ITEM 3:	LIMIT OF LIABILITY:	USD 15,000,000
aggregate for all coverages combined (including Defense Costs)
EXCESS OF TOTAL
	UNDERLYING LIMITS OF:	USD 50,000,000
ITEM 4:	FOLLOWED POLICY:
	Issued By:	Berkshire Hathaway Specialty Insurance Company
	Policy No.:	47-EPF-315882-01
	Limit of Liability:	USD 15,000,000
	Policy Period:	July 1, 2021 to July 1, 2022
(12:01 a.m. Standard Time at the address stated in Item 1)
ITEM 5:	PENDING OR PRIOR
	LITIGATION DATE:	N/A
ITEM 6:	PREMIUM:	USD 61,950
ITEM 7:	A.	EXTENDED REPORTING
	PERIOD PREMIUM:	Per the Followed Policy.
	B.	EXTENDED REPORTING
	PERIOD:	Per the Followed Policy.

ALLIED WORLD ASSURANCE COMPANY, AG	Form: APEX (FMR Manuscript)	Page: 1 of 2
27 Richmond Road
Pembroke, HM 08
Bermuda

Allied World Assurance Company, AG
Head Office: Lindenstrasse 8, 6340 Baar, Zug, Switzerland
Branch Office: 27 Richmond Rd. Pembroke, HM 08, Bermuda
Allied World Assurance Company, AG is incorporated and
licensed in Switzerland.

ITEM 8: ADDRESS OF INSURER FOR ALL NOTICES UNDER THIS POLICY:

A.	Claim-Related Notices:
ALLIED WORLD ASSURANCE COMPANY, AG ATTN: CLAIMS DEPARTMENT
27 RICHMOND ROAD PEMBROKE HM 08, BERMUDA
Via e-mail to: AWAC.FinancialClaims@awac.com
B.	All Other Notices:
ALLIED WORLD ASSURANCE COMPANY, AG ATTN: PROFESSIONAL LIABILITY UNDERWRITING 27 RICHMOND ROAD
PEMBROKE HM 08, BERMUDA

ITEM 9:

ENDORSEMENT(S):

  APEX 0032 – Amend Choice of Law Clause
  APEX 0056 – Tie-In of Limits Endorsement

BROKER:

Willis (Bermuda) Limited

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed on the Declarations Page by a duly authorized representative of the Insurer.

Authorized Representative

ALLIED WORLD ASSURANCE COMPANY, AG	Form: APEX (FMR Manuscript)	Page: 2 of 2
27 Richmond Road
Pembroke, HM 08
Bermuda

ALLIED WORLD ASSURANCE COMPANY, AG

APEX

ALL PRODUCTS EXCESS FOLLOW FORM POLICY

In consideration of premium paid, and in reliance upon all statements made in the application for this Policy and the Followed Policy, which shall be deemed to be attached to and made a part of this Policy, and subject to all terms, conditions and limitations set forth herein and therein, Allied World Assurance Company, AG (herein referred to as the “Insurer”) agrees as follows:

I.	INSURING CLAUSE
	The	Insurer shall pay the Insured, as defined in the Followed Policy, for Loss by reason of depletion
	by	payments of all applicable underlying limits by either the Underlying Insurers or the Insureds or
	any	insurer of a difference-in-conditions policy that is excess of this Policy, subject to:
	A.	the terms and conditions of the Followed Policy as in effect on the inception date of this Policy;
	B.	the Limit of Liability as set forth in Item 3 of the Declarations; and
	C.	the terms and conditions of, and the endorsements attached to, this Policy.
	In	no event shall this Policy provide coverage broader than that provided by the Followed Policy,
	unless	such broader coverage is specifically agreed to in writing by the Insurer.
II.	TERMS AND CONDITIONS
	A.	DEFINITIONS
Terms defined in the Followed Policy are used in this Policy with the meaning assigned to them in the Followed Policy, except as otherwise indicated herein.
“Underlying Insurers” means the insurer(s) that have issued the Underlying Policies.
“Underlying Policies” means the underlying policies that provide the Total Underlying Limits as set forth in Item 3 of the Declarations.

ALLIED WORLD ASSURANCE COMPANY, AG	Form: APEX (FMR Manuscript)	Page: 1 of 5
27 Richmond Road
Pembroke, HM 08
Bermuda

B.	PUNITIVE DAMAGES COVERAGE
	This	Policy shall cover punitive damages to the same extent punitive damages are covered
	under	the Followed Policy; provided, however, that if the Followed Policy coverage for
	punitive	damages is solely contingent on the insurability of such damages under applicable
	law,	then this Policy shall provide coverage for punitive damages.
C.	LOSS PROVISIONS
	1.	This Policy shall follow the notice of claim provisions of the Followed Policy, except as stated otherwise herein.
	2.	Notice under this Policy shall be given to the Insurer at the address indicated in Item 8 of the Declarations.
	3.	The Insured shall give the Insurer such information, assistance and cooperation as the
Insurer may reasonably request and as shall be in the Insured’s power to give and shall do nothing intentional that may prejudice the Insurer’s position or potential rights of recovery. An Insured’s failure to comply with the foregoing will not impair coverage for any other Insured.
	4.	The Insurer shall not be bound by the claim or loss decisions made by any other insurer. Only those settlements, stipulated judgments and Defense Costs which have been consented to by the Insurer, which consent shall not be unreasonably withheld, shall be recoverable as Loss under the terms of this Policy. The Insurer shall be entitled to effectively associate in the defense and the negotiation of any settlement of any claim that appears likely to involve this Policy.
D.	FOLLOWING FORM
	1.	This Policy, except as stated otherwise herein, is subject to all terms, conditions, exclusions and limitations of the Followed Policy in all respects as in effect on the inception date of this Policy. The Insured shall furnish to the Insurer all proposed rewrites or changes by endorsement or otherwise to the Followed Policy as soon as practicable. If during the Policy Period any change is made to the terms, conditions, exclusions or limitations of the Followed Policy, the Insured shall provide the Insurer with the full particulars thereof. The Insured agrees that this Policy shall not be changed without the prior written consent of the Insurer.
	2.	In the event of the reduction of the limits of liability of the Underlying Policy(ies) solely as a result of payment of losses thereunder by the Underlying Insurers and/or the Insureds and/or any insurer of a difference-in-conditions policy that is excess of this Policy, this Policy shall, subject to the Limit of Liability set forth in Item 3 of the Declarations and to the other terms and conditions of this Policy, continue to apply for subsequent losses as excess insurance over the amount of insurance remaining under such Underlying Policy(ies). In the event of the exhaustion of all of the limits of liability

ALLIED WORLD ASSURANCE COMPANY, AG	Form: APEX (FMR Manuscript)	Page: 2 of 5
27 Richmond Road
Pembroke, HM 08
Bermuda

of such Underlying Policy(ies) solely as a result of payment of losses thereunder by the Underlying Insurers and/or the Insureds and/or any insurer of a difference-in-conditions policy that is excess of this Policy, the remaining limits available under this Policy shall, subject to the Limit of Liability set forth in Item 3 of the Declarations and to the other terms and conditions of this Policy, continue for subsequent losses as primary insurance and any retention specified in the Followed Policy shall be imposed under this Policy.
	3.	The Insurer’s obligations under this Policy shall not be increased, expanded or otherwise changed, nor shall this Policy drop down, for any reason including the existence of any State Amendatory or a sub-limit of liability in any Underlying Policy or the receivership, insolvency, or inability or refusal to pay of any Underlying Insurer or the cancellation of any Underlying Policy.
The risk of uncollectability of any underlying insurance (in whole or in part) whether because of the financial impairment or insolvency of an Underlying Insurer, the cancellation of any Underlying Policy(ies), the application of any underlying sub-limit of liability or differing terms and conditions or for any other reason is expressly retained by the Insureds and is not in any way or under any circumstances insured or assumed by the Insurer. In the event a State Amendatory or a sub-limit of liability exists in any Underlying Policy, any payments of loss by an Underlying Insurer that are subject to such an amendatory or sub-limit shall be deemed to apply toward exhaustion of the limits of liability of the Underlying Policy for purposes of coverage under this Policy.
E.	CANCELLATION OF UNDERLYING POLICY
	The	Insured shall give notice to the Insurer as soon as practicable of the cancellation of any
	Underlying	Policy.
F.	ARBITRATION

Any and all disputes arising under or relating to this Policy, including its formation and validity, and whether between the Insurer and the Insured or any person or entity deriving rights through or asserting rights on behalf of the Insured, shall be finally and fully determined by an arbitration conducted in Hamilton, Bermuda or London, England or Toronto, Canada. The Insured shall have the right to reject the Insurer’s choice of the arbitration venue prior to its commencement, in which case the Insured’s choice of the arbitration venue shall control. The arbitration shall be conducted under the provisions of The Bermuda International Conciliation and Arbitration Act of 1993 (exclusive of the Conciliation Part of such Act), as may be amended and supplemented, by an Arbitration Board composed of three arbitrators to be selected for each controversy as follows:

Either party to the dispute, once a claim or demand on its part has been denied or remains unsatisfied for a period of twenty (20) calendar days by the other party, may notify the other party of its desire to arbitrate the matter in dispute and at the time of such notification the party desiring arbitration shall notify the other party of the name of the arbitrator selected by it. The other party who has been so notified shall within

ALLIED WORLD ASSURANCE COMPANY, AG	Form: APEX (FMR Manuscript)	Page: 3 of 5
27 Richmond Road
Pembroke, HM 08
Bermuda

twenty (20) calendar days thereafter select an arbitrator and notify the party desiring arbitration of the name of such second arbitrator. If the party notified of a desire for arbitration shall fail or refuse to nominate the second arbitrator within twenty (20) calendar days following the receipt of such notification, the party who first served notice of a desire to arbitrate will, within an additional period of twenty (20) calendar days, apply to the Supreme Court of Bermuda or a comparable court in London, England or Toronto, Canada for the appointment of the second arbitrator and in such a case the arbitrator appointed by any such court shall be deemed to have been nominated by the party who failed to select the second arbitrator. The two arbitrators, chosen as above provided, shall within twenty (20) calendar days after the appointment of the second arbitrator choose a third arbitrator. Upon acceptance of the appointment by said third arbitrator, the Arbitration Board for the controversy in question shall be deemed fixed.

The Arbitration Board shall fix, by a notice in writing to the parties involved, a reasonable time and place for the hearing and may in said written notice or at the time of the commencement of said hearing, at the option of said Arbitration Board, prescribe reasonable rules and regulations governing the course and conduct of said hearing.

Any Insured who is a party to the arbitration has the right, in his or her sole and absolute discretion, to present testimony and to submit to questions during the proceedings by live video conference rather than appearing in person. An Insured may also direct any non-party witness testifying on his or her behalf to testify by live video conference. Such testimony shall otherwise in all respects conform with the evidentiary rules agreed to by the parties. The Insured shall exercise this right by providing the Insurer with written notice of such intent at least thirty (30) days prior to the commencement of the first arbitration hearing. Such notice must include the names of all individuals who will testify via video conference.

The Board, shall, within ninety (90) calendar days following the conclusion of the hearing, render a decision on the matter or matters in controversy in writing and shall cause a copy thereof to be served on all parties thereto. The Board’s decision shall include an express acceptance or rejection of each coverage position asserted by the Insurer during the arbitration. In case the Board fails to reach a unanimous decision, the decision of the majority of the members of the Board shall be deemed to be the decision of the Board.

Each party shall bear the expense of its own arbitrator and the Insureds shall bear the cost of utilizing a video conferencing system, if applicable. The remaining costs of the arbitration shall be borne equally by the parties to such arbitration. However, if the Board’s decision rejects all of the coverage positions asserted by the Insurer during the arbitration, the

Insurer shall promptly pay to or on behalf of the Insured all attorneys’ fees, expert fees and all other costs and expenses incurred by the Insured in the arbitration. The Insurer’s liability for such amounts shall be in addition to, and not part of, the applicable Limit of Liability of this Policy as stated in Item 3 of the Declarations.

All awards made by the Arbitration Board shall be final and no right of appeal shall lie from any award rendered by the Arbitration Board. The parties agree that the Supreme Court of

ALLIED WORLD ASSURANCE COMPANY, AG	Form: APEX (FMR Manuscript)	Page: 4 of 5
27 Richmond Road
Pembroke, HM 08
Bermuda

Bermuda or a comparable court in London, England or Toronto, Canada: (i) shall not grant leave to appeal any award based upon a question of law arising out of the award; (ii) shall not grant leave to make an application with respect to an award; and (iii) shall not assume jurisdiction upon any application by a party to determine any issue of law arising in the course of the arbitration proceeding, including but not limited to whether a party has been guilty of fraud.

All awards made by the Arbitration Board may be enforced in the same manner as a judgment or order from the Supreme Court of Bermuda or a comparable court in London, England or Toronto, Canada and judgment may be entered pursuant to the terms of the award by leave from any such court.

No person or organization shall have any right under this Policy to join the Insurer as a party to any action against the Insured to determine the Insured’s liability, nor shall the Insurer be impleaded by the Insured or their legal representatives.

The Insurer and the Insured agree that in the event that claims for indemnity or contribution are asserted in any action or proceeding against the Insurer by any of the Insured’s other insurers in a jurisdiction or forum other than that set forth in this clause, the Insured will in good faith take all reasonable steps requested by the Insurer to assist the Insurer in obtaining a dismissal of these claims (other than on the merits).

The Insured will, without limitation, undertake to the court or other tribunal to reduce any judgment or award against such other insurers to the extent that the court or tribunal determines that the Insurer would have been liable to such insurers for indemnity or contribution pursuant to this Policy. The Insured shall be entitled to assert claims against the Insurer for coverage under this Policy including, without limitation, for amounts by which the Insured reduced judgment against such other insurers in respect of such claims for indemnity or contribution, in an arbitration between the Insurer and the Insured pursuant to this clause; provided, however, that the Insurer in such arbitration in respect of such reduction of any judgment shall be entitled to raise any defenses under this Policy and any other defenses (other than jurisdictional defenses) as it would have been entitled to raise in the action or proceeding with such insurers.

G. CHOICE OF LAW

This Policy shall be construed and enforced in accordance with the law applicable to the Followed Policy without regard to conflict of laws principles (with the exception of the procedural law required by paragraph F above), and except insofar as such laws may prohibit payment hereunder in respect of punitive damages; provided, however, that, notwithstanding any legal principles to the contrary, the warranties, terms, conditions, exclusions and limitations of this Policy are to be construed in an evenhanded fashion between the Insured and the Insurer.

ALLIED WORLD ASSURANCE COMPANY, AG	Form: APEX (FMR Manuscript)	Page: 5 of 5
27 Richmond Road
Pembroke, HM 08
Bermuda

ENDORSEMENT NO: This endorsement, effective: forms a part of policy number: Issued to: by:	1 July 1, 2021 C014840/011 All Fidelity Funds Allied World Assurance Company, AG AMEND CHOICE OF LAW CLAUSE

It is understood and agreed that Clause II, TERMS AND CONDITIONS, is amended by deleting paragraph

G.	, CHOICE OF LAW, in its entirety and replacing it with the following:.
	G.	CHOICE OF LAW
This Policy shall be construed and enforced in accordance with the law applicable to the Followed Policy without regard to conflict of laws principles (with the exception of the procedural law required by paragraph F above), and except insofar as such laws may prohibit payment hereunder in respect of punitive damages.
ALL	OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

ALLIED WORLD ASSURANCE COMPANY, AG	Form: APEX – 0032	1	of 1
27 Richmond Road
Pembroke, HM 08
Bermuda

ENDORSEMENT NO: This endorsement, effective: forms a part of policy number: Issued to: by:	2 July 1, 2021 C014840/011 All Fidelity Funds Allied World Assurance Company, AG TIE-IN OF LIMITS ENDORSEMENT

It is understood and agreed that the Insurer’s combined and maximum Limit of Liability under this Policy and the Related Policy (as defined below) shall be USD 15,000,000. Therefore, this Policy’s Limit of Liability shall be reduced in an amount equal to any payments made for any Claim or other matters under the Related Policy.

This endorsement does not serve to increase the Limit of Liability of this Policy or the Related Policy.

“Related Policy” means the following policy:

Policy Number: Insurer: Insured: Policy Period:	C014841/011 Allied World Assurance Company, AG All Fidelity Funds July 1, 2021 to July 1, 2022

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

ALLIED WORLD ASSURANCE COMPANY, AG	Form: APEX – 0056	1	of 1
27 Richmond Road
Pembroke, HM 08
Bermuda

PO Box 2950
Hartford, CT 06104-2950

January 25, 2022

All Fidelity Funds
c/o FMR LLC
88 Black Falcon, First Floor, East Side, Suite 167, Mailzone V7E
BOSTON, MA 02210

Re: Important Information about Claims Information Line

Dear All Fidelity Funds

Travelers Bond & Specialty Insurance is pleased to announce its 1-800-842-8496 Claims Information Line. This line is designed to provide insureds with an additional resource on how to report claims or those circumstances or events which may become claims.

Policyholders will be able to obtain assistance on the following topics from the Claims Information Line:

  The information that needs to be included with the claim notice
  The address, electronic mail address and/or facsimile number to which the policyholder can send claims related information
  Get questions on the claim process answered

The Declarations Page of your policy sets forth where you should report claims and claims related information. You should also review the policy's reporting requirements to be aware of how much time you have to report a claim to Travelers. The sooner Travelers is notified, the sooner we can become involved in the process and offer assistance to our policyholder. A delay in reporting may result in all or part of a matter to fall outside of the coverage provided.

The Claims Information Line should streamline the claim reporting process and allow policyholders to ask questions on what information is needed as well as other questions which will assist them in working with Travelers. While the Claims Information Line provides policyholders a valuable resource by answering questions and providing information, the line does not replace the reporting requirements contained in the Policy.

We hope this improvement to customer service is something our policyholders will find helps them understand the claim process and provides them a resource for reporting.

LTR-4035 Ed. 06-09

  2009 The Travelers Indemnity Company. All rights reserved.

This notice provides no coverage, nor does it change any policy terms. To determine the scope of coverage and the insured’s rights and duties under the policy, read the entire policy carefully. For more information about the content of this notice, the insured should contact their agent or broker. If there is any conflict between the policy and this notice, the terms of the policy prevail.

Independent Agent And Broker Compensation Notice

For information on how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website: www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html.

Or write or call:

Travelers, Agency Compensation
P.O. Box 2950
Hartford, Connecticut 06104-2950

(866) 904.8348

NTC-19036 Rev. 01-19

  2019 The Travelers Indemnity Company. All rights reserved.

Excess Bond Coverage
Declarations

POLICY NO.

106547262

Travelers Casualty and Surety Company of America

Hartford, Connecticut

(A Stock Insurance Company, herein called the Company)

ITEM 1 THE COMPANY ISSUES THIS EXCESS BOND COVERAGE TO:

NAMED INSURED:
All Fidelity Funds

Principal Address:

c/o FMR LLC

88 Black Falcon, First Floor, East Side, Suite 167, Mailzone V7E BOSTON, MA 02210

(herein called Insured).

ITEM 2	EXCESS BOND COVERAGE PERIOD:
The Excess Bond Coverage Period shall be effective at:
	Inception Date: July 01, 2021	Expiration Date:	July 01, 2022

12:01 A.M on standard time both dates at the Principal Address stated in ITEM 1, subject to SECTION 5. EXCESS BOND COVERAGE PERIOD of the TERMS, CONDITIONS AND LIMITATIONS of this Excess Bond Coverage.

ITEM 3	ALL NOTICES OF CLAIM OR LOSS MUST BE SENT TO THE COMPANY BY EMAIL, FACSIMILE, OR MAIL AS SET FORTH BELOW:

Email: BSIclaims@travelers.com
Fax: 1-888-460-6622

Mail: Travelers Bond & Specialty Insurance Claim
P.O. Box 2989
Hartford, CT 06104-2989

Overnight Mail:

Travelers Bond & Specialty Insurance Claim
One Tower Square, S202A
Hartford, CT 06183

For questions related to claim reporting or handling, please call 1-800-842-8496.
ITEM 4	LIMIT OF INSURANCE:
	A.	SINGLE LOSS LIMIT OF INSURANCE:	$10,000,000
	B.	AGGREGATE LIMIT OF INSURANCE:	Not Applicable

XSB-2001 Ed. 01-12				Page 1 of 3

  2012 The Travelers Indemnity Company. All rights reserved.

ITEM 5	SCHEDULE OF UNDERLYING INSURANCE:

Single Loss
	Bond or Policy		Bond or Policy			Aggregate Limit	Single Loss
Limit of
	Number		Period			of Insurance	Deductible
Insurance

A. Issuer of Primary Bond or Policy

Berkshire

Hathaway			07/01/2021	to
Specialty	47-EPF-315882-01				$15,000,000	N/A	$400,000
Insurance			07/01/2022
Company

B. Other Underlying Insurers

ACE American			07/01/2021	to
Insurance	82484869				$10,000,000	N/A	N/A
Company			07/01/2022
National Union
Fire Insurance			07/01/2021	to
	01-420-15-56				$10,000,000	N/A	N/A
Company of			07/01/2022
Pittsburgh, Pa

ICI Mutual			07/01/2021	to
Insurance	87153321	B			$15,000,000	N/A	N/A
Company			07/01/2022
Allied World
Assurance			07/01/2021	to
	C014840/011				$15,000,000	N/A	N/A
Company (US)			07/01/2022
Inc.

C.	TOTAL AMOUNT OF UNDERLYING SINGLE LOSS LIMIT OF INSURANCE:
The total amount of Underlying Single Loss Limit of Insurance is $65,000,000 plus any Single Loss Deductible under the Bond or Policy identified in ITEM 5 A. of the Declarations of this Excess Bond Coverage
D.	TOTAL AMOUNT OF UNDERLYING AGGREGATE LIMIT OF INSURANCE EACH EXCESS BOND COVERAGE PERIOD:

The total amount of Underlying Aggregate Limit of Insurance each Excess Bond Coverage Period is Not
Applicable plus any Single Loss Deductible under the Bond or Policy identified in ITEM 5 A. of the
Declarations of this Excess Bond Coverage

ITEM 6	SUBJECT TO THE DECLARATIONS, INSURING AGREEMENT, TERMS, CONDITIONS AND
LIMITATIONS, AND ENDORSEMENTS OF THIS EXCESS BOND COVERAGE AND AS EXCEPTED
BELOW, THIS EXCESS BOND COVERAGE FOLLOWS THE FORM OF:

	Insurer's Name:	Berkshire Hathaway Specialty Insurance Company
	Bond or Policy Number:	47-EPF-315882-01
	Policy Period:	From: July 01, 2021	To:	July 01, 2022
Except as provided below:

None

ITEM 7	PREVIOUS BONDS OR POLICIES:

XSB-2001 Ed. 01-12

  2012 The Travelers Indemnity Company. All rights reserved.

The Insured, by acceptance of this Excess Bond Coverage, gives notice to the Company canceling or terminating prior bond or policy numbers:

Not Applicable

such cancellation or termination to be effective as of the time this bond becomes effective.

ITEM 8 FORMS AND ENDORSEMENTS ATTACHED AT ISSUANCE:

XSB-3001-0112; XSB-7009-0112

PRODUCER INFORMATION:
WTW NORTHEAST INC
75 ARLINGTON ST FL 10
BOSTON, MA 02116

Countersigned By

IN WITNESS WHEREOF, the Company has caused this policy/bond to be signed by its authorized officers.

XSB-2001 Ed. 01-12

  2012 The Travelers Indemnity Company. All rights reserved.

Excess Bond Coverage

INSURING AGREEMENT

IN CONSIDERATION of the payment of an agreed premium, and in reliance upon completeness and accuracy of the statements and disclosures made to the Company and any issuer of Underlying Insurance by application, including all attachments, subject to the Declarations, Insuring Agreements, Terms, Conditions And Limitations, and Endorsements of this Excess Bond Coverage, this Excess Bond Coverage is subject to the same Insuring Agreements, Terms, Conditions And Limitations, and Endorsements as provided by the Bond or Policy identified in ITEM 6 of the Declarations of this Excess Bond Coverage. In no event shall this Excess Bond Coverage provide broader coverage than would be provided by the most restrictive Underlying Insurance.

This Excess Bond Coverage is not subject to the same premium or the Limit of Insurance of the Bond or Policy identified in ITEM 6 of the Declarations.

TERMS, CONDITIONS AND LIMITATIONS

SECTION 1.

UNDERLYING COVERAGE

A.	The Insured(s) shall notify the Company in writing, as soon as practicable, of a failure to maintain in full force and effect, without alteration, the coverage and provisions of the Bond(s) or Policy(ies) identified in ITEM 5 A. and B. of the Declarations.
B.	In the event there is no recovery available to the Insured as a result of the insolvency of any Underlying Insurer or the Insured’s failure to comply with the maintenance of any Underlying Insurance, the coverage hereunder shall apply as excess of the amount of all Underlying Insurance plus the amount of any applicable deductible to the same extent as if the Underlying Insurance were maintained in full force and effect.
C.	If the coverage and provisions of the Bond or Policy identified in ITEM 6 of the Declarations are altered, the Insured shall, as soon as practicable, give the Company written notice of such alteration(s); and upon receipt of written consent to such alteration(s) from the Company, the Insured shall pay any additional premium required by the Company. This Excess Bond Coverage shall not follow the form of any alteration(s) to the Bond or Policy identified in ITEM 6 of the Declarations unless such written notice thereof is given by the Insured(s) to the Company, the Company gives written consent to such alteration(s) and the Insured(s) pay(s) any additional premium required by the Company.
D.	Except as provided in Section 2. Limit Of Insurance, D. and E. below, in no event shall the Company be liable to pay loss under this Excess Bond Coverage until the total amount of the Underlying Single Loss Limit of Insurance as stated in ITEM 5 C. of the Declarations has been exhausted solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.
E.	Any claim, loss or coverage that is subject to a Sublimit in any Underlying Insurance shall not be considered covered loss under this Excess Bond Coverage, but shall, for purposes of this Excess Bond Coverage, reduce or exhaust the Underlying Limit of Insurance to the extent such payment reduces or exhausts the aggregate limit(s) of insurance of such Underlying Insurance.

SECTION 2.

LIMIT OF INSURANCE

A.	Payment by the Company of loss covered under this Excess Bond Coverage shall reduce the Aggregate Limit of Insurance of this Excess Bond Coverage set forth in ITEM 4 B. of the Declarations. In the event of exhaustion of the Aggregate Limit of Insurance of this Excess Bond Coverage set forth in ITEM 4 B. of the Declarations, the Company shall be relieved of all further liability under this Excess Bond Coverage.

XSB-3001 Ed. 01-12

  2012 The Travelers Indemnity Company. All rights reserved.

B.	The Company’s maximum liability for a Single Loss covered under this Excess Bond Coverage
	shall	not exceed the amount of the Single Loss Limit of Insurance stated in ITEM 4 A. of the
	Declarations.	Also, the Company’s maximum liability for all loss(es) in the aggregate covered
	under	this Excess Bond Coverage shall not exceed the amount of the Aggregate Limit of
	Insurance	stated in ITEM 4 B. of the Declarations, which shall be the maximum liability of the
	Company	in the Excess Bond Coverage Period stated in ITEM 2 of the Declarations.
C.	Except as provided in Section 2. Limit Of Insurance, D. and E. below, the Company shall only be
	liable	to make payment for a Single Loss covered under this Excess Bond Coverage after the total
	amount	of the Underlying Single Loss Limit of Insurance as stated in ITEM 5 C. of the
	Declarations	has been paid solely by reason of the payment of loss by the Underlying Insurer(s)
	as	covered loss under the applicable Underlying Insurance.
D.	In the event the total amount of the Underlying Aggregate Limit of Insurance as stated in ITEM 5
	D.	of the Declarations is reduced solely by reason of the payment of covered loss by any
	Underlying	Insurer to an amount less than the total amount of the Underlying Single Loss Limit of
	Insurance	as stated in ITEM 5 C. of the Declarations, this Excess Bond Coverage shall pay
	covered	loss excess of the reduced total amount of Underlying Aggregate Limit of Insurance, but
	not	to exceed the amount of the Single Loss Limit of Insurance stated in ITEM 4 A. of the
	Declarations,	and subject always to the remaining Aggregate Limit of Insurance of this Excess
	Bond	Coverage.
E.	In the event of exhaustion of the total amount of Underlying Aggregate Limit of Insurance as set
	forth	in ITEM 5 D. of the Declarations, solely by reason of the payment of covered loss by the
	Underlying	Insurer(s), this Excess Bond Coverage shall continue in force as primary insurance,
	provided	always that this policy shall only pay covered loss excess over any retention or
	deductible	amount otherwise applicable under the Underlying Insurance scheduled in ITEM 5 A. of
	the	Declarations, such amount not to exceed the Single Loss Limit of Insurance stated in ITEM 4
	A.	of the Declarations and subject always to the remaining Aggregate Limit of Insurance of this
	Excess	Bond Coverage.

SECTION 3.

JOINT INSUREDS

If two or more Insureds are covered under this Excess Bond Coverage, the first named Insured shall act for all Insureds. Payment by the Company to the first named Insured or to any named Insured of loss covered under this Excess Bond Coverage shall fully release the Company on account of such loss. The liability of the Company for loss(es) sustained by all Insureds shall not exceed the amount for which the Company would have been liable had all such loss(es) been sustained by one Insured.

SECTION 4. NOTICE/PROOF OF LOSS – LEGAL PROCEEDINGS AGAINST COMPANY

A.	The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in ITEM 6 of the Declarations, give the Company notice of any loss of the kind covered by this Excess Bond Coverage, whether or not the Company is liable therefor in whole or in part, and upon request of the Company, the Insured(s) shall file with the Company a written statement of such loss and a copy of all correspondence between the Insured(s) and any Insurer identified in ITEM 5 A. and B. of the Declarations. Notice given to any Insurer identified in ITEM 5 A. and B. of the Declarations of this Excess Bond Coverage shall not constitute notice as required under Section 4. Notice/Proof Of Loss – Legal Proceedings Against Company.
B.	The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in ITEM 6 of the Declarations, file with the Company a proof of loss for any loss of the kind covered by this Excess Bond Coverage, whether or not the Company is liable therefore in whole or in part, and upon request of the Company the Insured(s) shall furnish a copy of all documents provided to or made available to any Insurer identified in ITEM 5 A. and B. of the Declarations in support of any proof of loss filed with such Insurer. Filing of a proof of loss with any Insurer identified in ITEM 5 A. and B. of the Declarations shall not constitute filing a proof of loss with the Company as required in Section 4. Notice/Proof Of Loss – Legal Proceedings Against Company.

XSB-3001 Ed. 01-12

  2012 The Travelers Indemnity Company. All rights reserved.

C.	Legal proceedings against the Company shall be commenced within the time prescribed in the Bond or Policy identified in ITEM 6 of the Declarations and only after complying with all the Terms, Conditions And Limitations of this Excess Bond Coverage.
D.	Notice and proof of loss under this Excess Bond Coverage shall be given as set forth in ITEM 3 of the Declarations.

SECTION 5.

EXCESS BOND COVERAGE PERIOD

A.	The term Excess Bond Coverage Period as used in this Excess Bond Coverage shall mean the lesser of the period stated in ITEM 2 of the Declarations or the time between the effective date and the termination date of this Excess Bond Coverage.
B.	The Aggregate Limit of Insurance set forth in ITEM. 4 B. of the Declarations shall not be cumulated regardless of the number of Excess Bond Coverage Periods this Excess Bond Coverage has been in force; the number of renewals of this Excess Bond Coverage by the Company; any extensions of the Excess Bond Coverage Period of this Excess Bond Coverage by the Company; the number of and amount of premiums paid by the Insured, or the number of Excess Bond Coverage Periods of this Excess Bond Coverage in which the acts giving rise to a loss(es) were committed or occurred.

SECTION 6.

SINGLE LOSS DEFINED

As used herein, Single Loss shall be defined as that term, or any similar term, as defined in the Bond or Policy identified in ITEM 6 of the Declarations.

SECTION 7. CANCELLATION OF THIS EXCESS BOND COVERAGE BY THE COMPANY OR THE INSURED

This Excess Bond Coverage terminates as an entirety upon occurrence of any of the following:

A.	after the receipt by the Insured of a written notice from the Company of its desire to cancel this Excess Bond Coverage in accordance with the conditions and limitations of any Bond or Policy identified in ITEM 5 A. and B. of the Declarations,
B.	immediately upon the receipt by the Company of a written notice from the Insured of its desire to cancel this Excess Bond Coverage, or
C.	immediately upon cancellation, termination or nonrenewal of the Underlying Bond or Policy identified in ITEM 6 of the Declarations, whether by the Insured or the underwriter.

XSB-3001 Ed. 01-12

  2012 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

COMBINED AGGREGATE LIMIT OF INSURANCE ENDORSEMENT

This endorsement changes the following:

Excess Bond Coverage

It is agreed that:

1.	The following replaces ITEM 4 (B) of the Declarations:

ITEM 4. LIMIT OF INSURANCE

B. AGGREGATE LIMIT OF INSURANCE: $10,000,000

2.	The following replaces the second sentence SECTION 2. LIMIT OF INSURANCE, B. of the TERMS,
	CONDITIONS	AND LIMITATIONS:
	Also,	the Company's maximum liability for the combined total of all loss(es) in the aggregate, covered under one
	or	more Specified Bond or Policy scheduled below, will not exceed the amount of the Aggregate Limit of
	Insurance	identified in ITEM 4 B. of the Declarations. The Aggregate Limit of Insurance shall be reduced, and
	may	be exhausted, by payment of loss under any Specified Bond or Policy scheduled below. Defense Costs
	payable	under any Specified Bond or Policy scheduled below shall be part of, and not in addition to, the
	Aggregate	Limit of Insurance of the Excess Bond Coverage, and such Defense Costs shall reduce, and may
	exhaust,	such Aggregate Limit of Insurance. If loss is covered under more than one Specified Bond or Policy
	scheduled	below, the applicable Limit of Insurance under any Specified Bond or Policy scheduled below shall
	apply	separately to each part of such loss, subject to the Aggregate Limit of Insurance of this Excess Bond
Coverage.
	The	Company's obligations for all losses covered under each Specified Bond or Policy scheduled below shall
	cease	once the applicable Limit of Insurance under either:
	1.	Specified Bond or Policy scheduled below, or
	2.	the Aggregate Limit of Insurance identified in Item 4. of the Declarations,
	has	been exhausted by payment of covered loss, whichever occurs first.
	The	Limit of Insurance for the Discovery Period of a Specified Bond or Policy scheduled below, if exercised, shall
	be	part of, and not in addition to, the applicable Specified Bond's or Policy's scheduled below Limit of Insurance
	and	the Aggregate Limit of Insurance for the Excess Bond Coverage Period. The purchase of a Discovery
	Period	shall not increase or reinstate the applicable Specified Bond's or Policy scheduled below Limit of
	Insurance	or the Aggregate Limit of Insurance for the Excess Bond Coverage Period.

Issuing Company: Travelers Casualty and Surety Company of America
Policy Number: 106547262
XSB-7009 Ed. 01-12		Page 1 of 2
©2012 The Travelers Indemnity Company.	All rights reserved.

Specified Bond or Policy
Policy Type		Policy Number	Policy Period
All Fidelity Funds D&O/E&O Policy	106547114		07/01/2017 - 07/01/2018

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

XSB-7009 Ed. 01-12		Page 2 of 2
©2012 The Travelers Indemnity Company.	All rights reserved.

March 24, 2022

Mary Coughlin
Associate Director - Broking
WILLIS TOWERS WATSON NORTHEAST, INC.
75 ARLINGTON ST FL 10
#
BOSTON, MA 02116-3936

Re:	All Fidelity Funds Mutual Fund Bond Policy Number 287042220 Expiration Date: 07/01/2022

Dear Ms. Coughlin,

We are pleased to enclose Policy Number 287042220 for All Fidelity Funds. We trust that this policy meets with the specifications outlined in our quotation (number 6263022703). Please review it carefully to confirm this. Should you detect any problem, please contact me as soon as possible.

If commissions or other compensation are payable hereunder, Insurance Producer will comply with all applicable federal and state laws, rules, regulations and/or orders governing disclosure by an agent, broker or producer to an insured or prospective insured of commissions or other compensation.

We appreciate the opportunity to do business with All Fidelity Funds and with you. If you should have any comments, questions, or concerns, please do not hesitate to contact me.

Sincerely,

Samantha Butisingh

Samantha Butisingh Underwriting Specialist (212) 440-2309 samantha.butisingh@cna.com

DECLARATIONS
EXCESS INSURANCE POLICY

ACCOUNT NUMBER		40420

COVERAGE PROVIDED BY		Continental Casualty Company
(hereafter Insurer)
POLICY NUMBER		287042220

Item 1:	NAMED ENTITY AND PRINCIPAL ADDRESS				PRODUCER

All Fidelity Funds				WILLIS TOWERS WATSON NORTHEAST, INC.
c/o FMR LLC				75 ARLINGTON ST FL 10
88 Black Falcon, First Floor, East Side, Suite 167, Mailzone V7E				#
Boston, MA 02210				BOSTON, MA	02116-3936

Attn:				Mary Coughlin

Item 2.	Policy	7/1/2021 To 7/1/2022		Item 3. Limit of Liability
	Period:			$10,000,000 maximum aggregate Limit of Liability
		12:01 a.m. Standard Time at the Principal		under the Policy
Address stated in Item 1.

Item 4.	Schedule of Underlying Insurance:
A. Followed Policy
		Name of Carrier	Policy No	Limits	Ded/Ret Amount
	Berkshire Hathaway Specialty		47-EPF-315882-01	$15,000,000	$400,000
Insurance Company

B.	Underlying Excess Policies:	*** SEE ATTACHED SCHEDULE ***

Item 5.	Policy Premium	$39,565

Item 6.	Notices of Claims:			All other Notices:
CNA – Claims Reporting
	P.O. Box 8317			Open Brokerage Global Specialty Lines
	Chicago, IL 60680-8317			CNA Insurance Company
	Email address: SpecialtyProNewLoss@cna.com			125 Broad Street – 8th Floor
	Fax Number: 866-773-7504			New York, NY 10004

Item 7.	Endorsements forming a part of this Policy at inception:
	GSL-2035-XX	2010-06-01	Tie In Limits Endorsement

These Declarations, along with the completed and signed Application, the Policy, and any written endorsements attached thereto shall constitute the contract between the Insureds and the Insurer.

Authorized Representative:

Date: March 24, 2022

G-22076-B(c) (ED. 06-10)

1

  CNA All Rights Reserved.

UNDERLYING EXCESS POLICY SCHEDULE

Name of Carrier	Policy No.		Limits	Excess of

Federal Insurance Company	82484869		$10,000,000	$15,000,000
National Union Fire Insurance Company of Pittsburgh, Pa.	01-420-15-56		$10,000,000	$25,000,000
ICI Mutual Insurance Company	87153321	B	$15,000,000	$35,000,000
Allied World Assurance Company, AG	C014840/011		$15,000,000	$50,000,000
Travelers Casualty and Surety Company of America	106547262		$10,000,000	$65,000,000

G-22076-B(c) (ED. 06-10)

2

  CNA All Rights Reserved.

     EXCESS INSURANCE POLICY Words defined in the Followed Policy have the same meaning in this Policy even if not defined herein. In consideration of the payment of the premium and in reliance upon the applications submitted to the Insurer or any insurer of the Underlying Insurance, and any other material submitted in connection with such applications (all of which are deemed attached hereto and made a part hereof) the Insurer and the Insureds agree as follows:

I.	FOLLOW FORM EXCESS COVERAGE
The Insurer shall provide coverage in accordance with all of the terms, conditions and limitations (including, but not limited to the exclusions and notice requirements) of the policy scheduled in Item 4.A. of the Declarations (hereafter “Followed Policy”) except as otherwise set forth herein. Coverage hereunder shall attach only after all of the aggregate Limits of Liability, as set forth in Item 4. of the Declarations have been exhausted through payment of covered loss under all policies scheduled in Item 4. of the Declarations (hereafter “Underlying Insurance”) by or on behalf of the insurers of such Underlying Insurance, or by or on behalf of the Insureds. The risk of uncollectibility of any Underlying Insurance (in whole or in part), whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not insured by or assumed by the Insurer.
II.	LIMIT OF LIABILITY
The amount set forth in Item 3. of the Declarations shall be the maximum aggregate Limit of Liability of the Insurer for all loss under this Policy, regardless of the number of claims made against the Insureds or the time of payment and regardless of whether or not an extended reporting period applies. If the Limit of Liability under this Policy is exhausted by payment of loss, the Insurer's obligations under this Policy shall be deemed completely fulfilled and extinguished.
III.	CHANGES TO UNDERLYING INSURANCE/DEPLETION OF SUB-LIMITS
If, subsequent to the inception date of this Policy, there is a change to any Underlying Insurance which expands coverage, then this Policy shall become subject to such change only if the Insurer agrees thereto by written endorsement to this Policy. If any loss under any Underlying Insurance is subject to a sub-limit, then this Policy provides no coverage excess of such Underlying Insurance sub-limit, but the Underlying Insurance shall be deemed depleted by payment of any such sub-limit.
IV.	INSURER RIGHTS/COOPERATION CLAUSE
The Insurer has the same rights and protections as has the insurer of the Followed Policy and has
the	right, but not the obligation, at its sole discretion, to elect to participate in the investigation,
settlement,	prosecution or defense of any claim reasonably likely to attach to and be covered under
this	Policy or any Underlying Insurance, even if the Underlying Insurance has not been exhausted.
The	Insureds shall cooperate with the Insurer in such investigation, settlement, prosecution or
defense	and shall do nothing that prejudices the Insurer’s position or rights of recovery.
V.	NOTICES

Where notice is permitted or required by the Followed Policy, the Insureds have the same rights and obligations to notify the Insurer under this Policy, except that such notice shall be given to the Insurer at the applicable address specified in Item 6. of the Declarations.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be executed by its Chairman and Secretary, but this Policy shall not be binding upon us unless completed by the attachment of the Declarations:

G-22075-B (Ed. 06-10)		- 1 -
	© CNA		All Rights Reserved.

TIE IN LIMITS ENDORSEMENT

In consideration of the premium charged, it is understood and agreed that the aggregate Limit of Liability of this Policy shall be reduced by any amount paid by the Insurer or by any affiliate of the Insurer under Policy Number 287273571 with the policy period incepting on 7/1/18 issued to or for the benefit of FMR LLC or any affiliate thereof. In the event that such Limit of Liability stated in the Declarations is exhausted by payment of loss under this Policy or Policy No. ., any and all obligations of the Insurer under both Policies shall be deemed to be completely fulfilled and extinguished.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

GSL2035XX (6-10)	Policy No:	287042220
Page 1	Endorsement No:	1
Continental Casualty Company	Effective Date:	07/01/2021
Insured Name: All Fidelity Funds

  CNA All Rights Reserved.

AXIS EXCESS INSURANCE

POLICYHOLDER NOTICE

ECONOMIC AND TRADE SANCTIONS

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the Office of Foreign Assets Control (OFAC).

THE OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") OF THE US DEPARTMENT OF THE TREASURY ADMINISTERS AND ENFORCES ECONOMIC AND TRADE SANCTIONS BASED ON US FOREIGN POLICY AND NATIONAL SECURITY GOALS AGAINST TARGETED FOREIGN COUNTRIES AND REGIMES, TERRORISTS, INTERNATIONAL NARCOTICS TRAFFICKERS, THOSE ENGAGED IN ACTIVITIES RELATED TO THE PROLIFERATION OF WEAPONS OF MASS DESTRUCTION, AND OTHER THREATS TO THE NATIONAL SECURITY, FOREIGN POLICY OR ECONOMY OF THE UNITED STATES.

WHENEVER COVERAGE PROVIDED BY THIS POLICY WOULD BE IN VIOLATION OF ANY U.S. ECONOMIC OR TRADE SANCTIONS, SUCH COVERAGE SHALL BE NULL AND VOID.

FOR MORE INFORMATION, PLEASE REFER TO:

HTTPS://WWW.TREASURY.GOV/RESOURCE-CENTER/SANCTIONS/PAGES/DEFAULT.ASPX

AXIS 906 0316

AXIS EXCESS INSURANCE

IMPORTANT NOTICE FOR MASSACHUSETTS POLICYHOLDERS

If you need to contact someone about this Policy for any reason, please contact the Insurer at the address shown in Item 6.B of the Declarations or at:

AXIS

Legal Department

10000 Avalon Blvd., Suite 200

Alpharetta, Georgia 30009

Fax No.: (678) 746-9317

If you have been unable to contact or obtain satisfaction from the Insurer, you may contact the Massachusetts Division of Insurance to obtain information or make a complaint at:

Commonwealth of Massachusetts

Division of Insurance

1000 Washington St, Suite 810

Boston, MA 02118-6200

AXIS MA901 0915

AXIS EXCESS INSURANCE

DECLARATIONS

NAMED INSURED AND ADDRESS BROKER OF RECORD

All Fidelity Funds

c/o FMR LLC, 88 Black Falcon, First Floor, East Side, Suite 167, Mailzone V7E Boston, MA 02210

Willis Towers Watson Northeast, Inc. [Boston] 75 Arlington Street, Floor 10 Boston, MA 02116

AXIS Insurance Company (Admitted)

111 South Wacker Drive, Suite 3500

INSURER

Chicago, IL 60606

(866)	259-5435
A	Stock Insurer

POLICY
FORM	AXIS EXCESS INSURANCE POLICY AXIS 1010302 0817

POLICY	P-001-000158021-02
NUMBER	Renewal of: P-001-000158021-01
Effective Date: 07/01/2021
POLICY PERIOD	Expiration Date: 07/01/2022 Both dates at 12:01 a.m. at the Named Insured’s address stated herein.

FULL LAYER PREMIUM	$57,915.00

AXIS PROPORTIONATE SHARE PREMIUM	$19,305.00

MINIMUM EARNED PREMIUM
N/A
(percentage of Total Policy Premium)

SURCHARGE / TAX
N/A
(included in Total Policy Premium)

AXIS 101 0301 0817

P-001-000158021-02

AXIS EXCESS INSURANCE

The Quota Share Insurers listed below have executed this policy for their respective Proportionate Share shown below of all Limits of Insurance and premium. Each Quota Share Insurer’s obligation is several, not joint, and is limited solely to the extent of its Proportionate Share. The failure of any Quota Share Insurer to pay all or a portion of its Proportionate Share of any Limit of Insurance does not increase the liability of any other Quota Share Insurer.

QUOTA SHARE SCHEDULE

Proportionate Share of
Quota Share Insurer		Proportionate Share
Policy Limit of Insurance

AXIS Insurance Company	$5,000,000 Single Loss Limit
Policy Number:		33.33%
P-001-000158021-02	$5,000,000 Aggregate Limit

Starr Indemnity & Liability
Company	$10,000,000 Single Loss Limit
66.67%
Policy Number:	$10,000,000 Aggregate Limit
1000059071211

POLICY LIMITS OF INSURANCE

Single Loss Limit		$15,000,000 excess of $85,000,000

Aggregate Limit		$15,000,000 excess of $85,000,000

AXIS 101 0301 0817

P-001-000158021-02

AXIS EXCESS INSURANCE

SCHEDULE OF UNDERLYING INSURANCE PRIMARY (FOLLOWED POLICY)
Coverage Description Insurer Policy Number Single Loss Limit of Insurance Aggregate Limit of Insurance Retention	Financial Institution Bond (Form 14) Berkshire Hathaway Specialty Insurance Company 47-EPF-315882-01 $15,000,000 $15,000,000 $400,000 FIRST EXCESS
Insurer Policy Number Single Loss Limit of Insurance Aggregate Limit of Insurance	Federal Insurance Company 82484869 $10,000,000 excess of $15,000,000 $10,000,000 excess of $15,000,000 SECOND EXCESS
Insurer	National Union Fire Insurance Company of Pittsburgh, Pa.
Policy Number Single Loss Limit of Insurance Aggregate Limit of Insurance	01-420-15-56 $10,000,000 excess of $25,000,000 $10,000,000 excess of $25,000,000 THIRD EXCESS
Insurer	ICI Mutual Insurance Company, a Risk Retention Group
Policy Number Single Loss Limit of Insurance Aggregate Limit of Insurance	87153321B $15,000,000 excess of $35,000,000 $15,000,000 excess of $35,000,000 FOURTH EXCESS
Insurer Policy Number Single Loss Limit of Insurance Aggregate Limit of Insurance	Allied World Assurance Company, AG C014840/011 $15,000,000 excess of $50,000,000 $15,000,000 excess of $50,000,000

AXIS 101 0301 0817

P-001-000158021-02

AXIS EXCESS INSURANCE

FIFTH EXCESS
Insurer Policy Number Single Loss Limit of Insurance Aggregate Limit of Insurance	Travelers Casualty and Surety Company of America 106547262 $10,000,000 excess of $65,000,000 $10,000,000 excess of $65,000,000 SIXTH EXCESS
Insurer Policy Number Single Loss Limit of Insurance Aggregate Limit of Insurance	Continental Casualty Company 287042220 $10,000,000 excess of $75,000,000 $10,000,000 excess of $75,000,000

AXIS 101 0301 0817

P-001-000158021-02

AXIS EXCESS INSURANCE

NOTICES TO INSURER

Send Notice of Claims To:	Send All Other Notices And Inquiries To:

AXIS Insurance Claims Department P.O. Box 4470 Alpharetta, GA 30023-4470 Email: USFNOL@axiscapital.com Phone (Toll-Free): (866) 259-5435 Phone: (678) 746- 9000 Fax: (866) 770-5629	AXIS Insurance 10000 Avalon Blvd. Suite 200 Alpharetta, GA 30009 Email: notices@axiscapital.com Phone (Toll-Free): (866) 259-5435 Phone: (678) 746- 9000 Fax: (678) 746-9444

AXIS 101 0301 0817

P-001-000158021-02

AXIS EXCESS INSURANCE

SCHEDULE OF FORMS & ENDORSEMENTS

	Policyholder Notices and Policy Forms	Form Number and Edition Date
Policyholder Notice - Economic And Trade Sanctions		AXIS 906 0316
Important Notice For Massachusetts Policyholders		AXIS MA901 0915
AXIS Excess Insurance Policy		AXIS 1010302 0817
Signature Page		AXIS 102AIC 0615
	Endorsements	Form Number and Edition Date
1	TIE-IN OF LIMITS ENDORSEMENT	AXIS113 0815

AXIS 101 0301 0817

P-001-000158021-02

AXIS EXCESS INSURANCE

In consideration of the premium paid, and subject to the provisions of this Policy and the Declarations and any Schedules and Endorsements attached hereto, all of which are made a part of this Policy, the Insurer and Named Insured, on behalf of all Insureds, agree as follows:

INSURING AGREEMENT

Except as specifically set forth herein, and subject to the Limits of Insurance shown on the Declarations, this Policy shall provide insurance excess of the Underlying Insurance in conformance with all provisions of the Followed Policy. Liability shall attach to the Insurer only after the full amount of the applicable Underlying Limit, and any applicable retention or deductible, has been paid, in legal currency, by the insurers of the Underlying Insurance, the Insureds, or others on behalf of the Insureds, in any combination, in accordance with the terms of the Underlying Insurance.

DEFINITIONS

Whether expressed in the singular or the plural, whenever appearing in bold in this Policy, the following terms have the meanings set forth below.

Followed Policy means the insurance policies identified as such in the Schedule of Underlying Insurance attached hereto.

Insureds means all persons and entities identified as such in the Followed Policy.

Named Insured means the persons or entities designated as such in the Declarations.

Policy Period means the period designated as such in the Declarations.

Underlying Insurance means the Followed Policy and all other policies, if any, identified as such in the Schedule of Underlying Insurance attached hereto.

Underlying Limit means an amount equal to the aggregate of all applicable limits of insurance set forth in the Schedule of Underlying Insurance attached hereto.

CONDITIONS

A.	Wherever the term claim appears in this Policy, it refers to claim, loss or occurrence, or the equivalent of such terms, as used in the
Followed Policy.
B.	This Policy shall not apply to any coverage under the Followed Policy that is subject to a sublimit of insurance in any Underlying Insurance, unless specifically listed as a sublimited coverage on the Schedule of Underlying Insurance. However, payment for any sublimited coverage in any manner described in the INSURING AGREEMENT section of this Policy shall reduce the Underlying Limit by the amount of such payment, whether or not such coverage is listed on the Schedule of Underlying Insurance.
C.	The Insureds shall give written notice to the Insurer if any Underlying Insurance is changed or terminated or if any insurer of the Underlying Insurance becomes financially unable to pay its limit of insurance. No such event shall affect coverage under this Policy, unless the Insurer so agrees in writing. The failure of the Insureds to comply with this section shall not invalidate coverage.
However, the Insurer shall not be liable to a greater extent than it would have been had no such event occurred.
D.	All notices to the Insurer must be in writing and delivered by prepaid express courier or certified mail, facsimile, or electronic mail to the applicable address, fax number, or email address designated in the Declarations. Notice to any other insurer shall not constitute notice to the Insurer unless also given to the Insurer as provided herein.
E.	The Insurer may, at its sole discretion, elect to participate in the investigation, defense and settlement of any claim or other matter to which the coverage under this Policy could apply even if the applicable Underlying Limit has not been exhausted. The Insureds shall provide the Insurer with information, assistance and cooperation as the Insurer reasonably requests and shall do nothing to prejudice the Insurer’s position or potential rights of recovery; provided, however, the failure of an Insured to comply with such request shall not be imputed to any other natural person Insured under this Policy. No action by any other insurer shall bind the Insurer under this Policy.

SIGNATURE PAGE FOLLOWS.

AXIS 1010302 0817

AXIS EXCESS INSURANCE

SIGNATURE PAGE

IN WITNESS WHEREOF, the Insurer has caused this policy to be issued by affixing hereto the facsimile signatures of its President and Secretary.

Andrew Weissert, Secretary

Carlton W. Maner, President

AXIS 102AIC 0615

AXIS EXCESS INSURANCE

Endorsement	Effective Date of Endorsement	Policy Number	Premium
Number
1	12:01 a.m. on 7/1/2021	P-001-000158021-02	N/A

TIE-IN OF LIMITS ENDORSEMENT

It is agreed that this policy has been issued in conjunction with Axis Insurance Company Policy number P-001-000158031-02 (the "Other Policy") with the intention that this policy and the Other Policy will share a single aggregate limit of liability as respects any claims or amounts covered under this policy that are also covered under the Other Policy. Accordingly, any payments by the Insurer under this policy will reduce, and possibly exhaust, the limit of liability available under the Other Policy.

Similarly, any payments by the Insurer or an affiliate thereof under the Other Policy shall reduce and possibly exhaust the limit of liability available under this policy.

In all events, the Insurer's maximum limit of liability under this policy is not increased by operation of this endorsement. When the sum total of amounts paid under this policy and amounts paid under the Other Policy equals $5,000,000 which shall not be greater than the largest limit of liability of both policies subject to this Endorsement, then the Insurer's obligations under this policy and the Other Policy shall be completed fulfilled and extinguished.

All other provisions of the policy remain unchanged.

AXIS113 0815

399 Park Avenue, 2nd Floor
New York, NY 10022

March 29, 2022

Mary Coughlin
WILLIS of Massachusetts
800 Boylston Street
Boston, MA 02199

RE:	All Fidelity Funds - Bond
Policy Number: 1000059071211

Dear Mary:

Enclosed please find an electronic copy of the above captioned policy. Please let me know if you would like the hard copies, as well.

Thank you for your business, and please do not hesitate to contact me with any questions or concerns.

Sincerely,

Bibi Rhiman

On Behalf of Marshall Rothstein
Vice President – Financial Institutions

Starr Indemnity & Liability Company 399 Park Avenue 8th Floor New York, NY 10022

SILC FL 026 XS (10/12)

399 Park Avenue
New York, NY 10022
(646) 227-6377

STARR SECURE EXCESS LIABILITY
POLICY

POLICY NUMBER: 1000059071211
RENEWAL OF: 1000059071201

NOTICE: EXCEPT TO SUCH EXTENT AS MAY OTHERWISE BE PROVIDED HEREIN, THE COVERAGE OF THIS POLICY MAY ONLY APPLY TO THOSE CLAIMS THAT ARE FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD AND REPORTED IN WRITING TO THE INSURER PURSUANT TO THE TERMS HEREIN.

NOTICE: THE LIMIT OF LIABILITY AVAILABLE TO PAY JUDGMENTS OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY AMOUNTS INCURRED FOR DEFENSE COSTS. AMOUNTS INCURRED FOR DEFENSE COSTS SHALL BE APPLIED AGAINST THE RETENTION AMOUNT, IF ANY.

NOTICE: PLEASE READ THIS POLICY CAREFULLY AND DISCUSS THE COVERAGE HEREUNDER WITH YOUR

INSURANCE AGENT OR BROKER.

DECLARATIONS
ITEM 1:	NAMED INSURED:		All Fidelity Funds
	ADDRESS:		C/O FMR LLC 88 Black Falcon First Floor, East Side, Suite 167
		Boston, MA	02210
ITEM 2:	POLICY PERIOD:		From: July 1, 2021 To: July 1, 2022
(12:01 a.m. Standard Time at the address stated in Item 1)
ITEM 3:	LIMIT OF LIABILITY:		$10,000,000 part of $15,000,000 excess of $85,000,000
aggregate for all coverages combined (including Defense Costs)
ITEM 4:	UNDERLYING COVERAGES, UNDERLYING POLICIES & UNDERLYING INSURERS:
	A. COVERAGE:	Fidelity Bond
Followed Policy:
Insurer		Policy Number	Limits	Policy Period
Berkshire Hathaway Specialty		47-EPF-315882-01	$15,000,000	July 1, 2021 to July 1,
Insurance Company				2022

SILC FL 001 XS (10/12)

1

DECLARATIONS (continued)				POLICY NO.: 1000059071211

Excess Policy(ies):

Insurer		Policy Number		Limits	Policy Period
Federal Insurance Company		82484869		$10,000,000 excess of	July 1, 2021 to July
				$15,000,000	1, 2022
National Union Fire Insurance		01-420-15-56		$10,000,000 excess of	July 1, 2021 to July
Company of Pittsburgh, PA.				$25,000,000	1, 2022
ICI Mutual Insurance Company		87153121	D	$15,000,000 excess of	July 1, 2021 to July
				$35,000,000	1, 2022
Allied World Assurance		C014840/011		$15,000,000 excess of	July 1, 2021 to July
Company, AG				$50,000,000	1, 2022
Travelers Casualty and Surety		106547262		$10,000,000 excess of	July 1, 2021 to July
Company of America				$65,000,000	1, 2022
Continental Casualty Company		287042220		$10,000,000 excess of	July 1, 2021 to July
				$75,000,000	1, 2022

ITEM 5:	PREMIUM			$39,565

ITEM 6:	ADDRESS OF INSURER AND ITS AUTHORIZED AGENTS FOR
NOTICES UNDER THIS POLICY

A.	Claims-Related Notices
STARR ADJUSTMENT SERVICES, INC. 399 PARK AVENUE
9TH FLOOR
NEW YORK, NEW YORK 10022 e-mail: StarrFLPLClaims@starrcompanies.com
B.	All Other Notices to the Insurer:

STARR INDEMNITY & LIABILITY COMPANY
ATTN: FINANCIAL LINES DEPARTMENT
399 PARK AVE. 8TH FLOOR
NEW YORK, NY 10022

In Witness Whereof, the Insurer has caused this policy to be executed and attested, but this policy shall not be valid unless countersigned by a duly authorized representative of the Insurer.

Steve Blakey, President

Nehemiah E. Ginsburg, General Counsel

SILC FL 001 XS (10/12)

2

Starr Indemnity & Liability Company

STARR SECURE EXCESS LIABILITY
POLICY

In consideration of premium paid, Starr Indemnity & Liability Company (herein referred to as the “Insurer”) and the Insureds agree as follows:

I.	INSURING CLAUSE
	The	Insurer shall pay the individuals and entities insured under the Followed Policy (also referred to herein as
	the	“Insured”) for loss after exhaustion by payments of all applicable underlying limits solely as a result of
	payment	of losses covered thereunder, jointly or severally by: (i) the Underlying Insurers, as specified in Item
	4	of the Declarations, and/or (ii) in place or on behalf of the Underlying Insurers, the Insureds and/or any
	other	source, in accordance with the terms, conditions, limitations and other provisions of the Followed
	Policy;	subject to:
	A.	the Limit of Liability as stated in Item 3 of the Declarations; and
	B.	all other terms and conditions of, and the endorsements attached to, this Policy.
	Notwithstanding	the above, this Policy shall not provide coverage broader than that provided by the
	Followed	Policy listed in Item 4 of the Declarations.
	In	the event of the depletion of the limits of liability of the Underlying Policy(ies) as a result of payment of
	losses	covered thereunder on the terms set forth herein, this Policy shall, subject to the Limit of Liability set
	forth	in Item 3 of the Declarations and to the other terms of this Policy, continue to apply for subsequent
	losses	as excess insurance over the amount of insurance remaining under such Underlying Policy.
	In	the event of the exhaustion of all of the limits of liability of the Underlying Policy(ies), including
	satisfaction	of any applicable retention or deductible, as a result of payment of losses covered thereunder, on
	the	terms set forth herein and there are remaining limits of liability available under this Policy it shall, subject
	to	the Limit of Liability as set forth in Item 3 of the Declarations and to the other terms of this Policy,
	continue	for subsequent losses as primary insurance and any applicable retention or deductible specified in
	the	Followed Policy shall be imposed under this Policy.
	The	risk of uncollectability of the limits of liability of such Underlying Policy(ies) for any reason, including
	but	not limited to by reason of financial impairment or insolvency of an Underlying Insurer, is expressly
	retained	by the Insureds, and is not assumed by the Insurer or insured under this Policy.
II.	CLAIM & NOTICE PROVISIONS
	1.	The Insurer shall have the same rights, privileges and protections as the Underlying Insurer of the Followed Policy, including but not limited, as to the Claim provisions of the Followed Policy.
	2.	All notices required under the Followed Policy to the Underlying Insurer for that policy are required hereunder to be given to the Insurer or Insurer’s authorized agent at the applicable address set forth in Item 6 of the Declarations.

SILC FL 002 XS (10/12)

1

III.	REPRESENTATIONS AND WARRANTIES
It is a condition precedent to the Insurer’s obligations under this Policy, and the Insured agrees, that all applications, warranty statements, together with attachments and any other materials submitted for this Policy and the Followed Policy, shall be deemed attached to and made a part of this Policy. The Insurer has relied on all such materials, representations and information as being accurate and complete in issuing this Policy.
IV.	CHANGES
The Insured agrees that, if after issuance of the Followed Policy, should any change to any Underlying Policy be made by rewrite, endorsement or otherwise, this Policy shall not follow form and provide coverage for such change without the written consent of the Insurer and payment of any required premium, if any, for such change.
V.	SUBLIMITS
This Policy shall not follow form to any sub-limit in an Underlying Policy, unless such coverage is specifically endorsed upon this Policy. However, in the event a sub-limit of liability exists in an Underlying Policy and coverage for such is not provided under this Policy, any payments of loss that are subject to such a sub-limit shall be deemed to apply toward the erosion or exhaustion of the limits of liability of the Underlying Policy for purposes of coverage under this Policy.
VI.	CANCELLATION CLAUSE
This Policy shall follow the cancellation terms of the Followed Policy except that in the event the Insurer cancels this Policy for non-payment of premium, this Policy shall be void as of the inception date of the Policy Period.

SILC FL 002 XS (10/12)

2

Endorsement No.: 1
This endorsement effective:	July 1, 2021

(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)

Form a part of Policy No.:	1000059071211
Issued to: All Fidelity Funds

By: Starr Indemnity & Liability Company

MASSACHUSETTS POLICYHOLDER NOTICE

IMPORTANT NOTICE TO ALL MASSACHUSETTS POLICYHOLDERS:

In the event of a complaint, please contact us at:

Starr Indemnity & Liability Company
Attn: Financial Lines Department
399 Park Avenue
8th Floor
New York, NY 10022
Phone: 646.227.6377

If you have been unable to contact or obtain satisfaction from the Insurer, you may contact the Massachusetts Division of Insurance to obtain information or make a complaint at:

Commonwealth of Massachusetts

Division of Insurance

One South Station, 5 th Floor

Boston, MA 02110-2208

SILC FL 027 XS (10/12)

Endorsement No.: 2
This endorsement effective:	July 1, 2021

(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)

Form a part of Policy No.:	1000059071211
Issued to: All Fidelity Funds

By: Starr Indemnity & Liability Company

MASSACHUSETTS AMENDATORY ENDORSEMENT

The application and any other materials submitted for this Policy and any Underlying Policy must be physically attached to the Policy in order to constitute a part of the Policy.

It is understood and agreed that Clause VI. CANCELLATION CLAUSE is deleted and replaced by the following:

VI.	CANCELLATION AND NON-RENEWAL CLAUSE
	1.	The Insurer may only cancel this Policy for non-payment of premium. The Insurer shall mail or deliver written notice of cancellation to the Named Insured not less than ten (10) days prior to the effective date of cancellation. Notice of cancellation shall be delivered or mailed to the Named Insured, at the Named Insured’s last known address, and the agent of record for the Named Insured, if applicable. No written notice of cancellation shall be deemed effective unless the Insurer obtains a certificate of mailing receipt from the U.S. Postal Service showing the name and address of the Named Insured as stated in the Policy.
The affidavit of any officer, agent or employee of the Insurer, duly authorized for that purpose, that such notice has been served shall be prima facie evidence that cancellation has been duly effected. If the Policy is made payable to a mortgagee or any person other than the Named Insured, notice shall be given to the mortgagee or other person in the manner provided above.
	2.	If the Insurer decides not to renew this Policy the Insurer shall mail or deliver written notice to the Named Insured at least forty-five (45) days prior to the expiration of the Policy Period.

All other provisions remain unchanged.

SILC FL 028 XS (10/12)

Endorsement No.: 3
This endorsement effective:	July 1, 2021

(at 12:01 a.m. Standard Time at the address stated in Item 1 of the Declarations) Form a part of Policy No.: 1000059071211

Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

OFAC ENDORSEMENT

It is understood and agreed that the Policy is amended by adding the following:

OFAC COMPLIANCE

This policy shall not cover any loss in connection with any Claim in the event such coverage would not be in compliance with any United States of America economic or trade sanctions, laws or regulations, including but not limited to the U.S. Treasury Department’s Office of Foreign Assets Control, or any similar foreign, federal, state or statutory law or common law.

All other terms and conditions of this Policy remain unchanged.

SILC FL 089 XS (10/12)

Endorsement No.: 4
This endorsement effective:	July 1, 2021

(at 12:01 a.m. Standard Time at the address stated in Item 1 of the Declarations) Form a part of Policy No.: 1000059071211

Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

QUOTA SHARE ENDORSEMENT

It is agreed:

1.	This Policy is part of a quota share layer of insurance coverage for the Insured, which consists of the following participants:

Insurer	Limit of Liability
Starr Indemnity & Liability Company	$10,000,000
AXIS Insurance Company	$5,000,000

Total Quota Share Layer Limit of Liability: $15,000,000
The Insurer shall be liable only for such portion of any covered loss as this Policy’s aggregate Limit of Liability as set forth above bears to the Total Quota Share Layer Limit of Liability as set forth above. In no event shall the Insurer be liable for an amount greater than such portion of covered loss, whether or not the other insurers in the quota share layer pay their respective portion of such loss.
2.	The Insurer shall separately have all of the rights granted to the Insurer under this Policy and/or the Followed Policy with respect to any Claim, including without limitation the right to consent to any defense costs or expenses, settlement or other loss and the right to participate in the investigation, settlement or defense of any Claim. No other insurer shall exercise any such rights on behalf of the Insurer without the express written consent of the Insurer. In addition, the Insured shall give any notice under this Policy to the Insurer, and any notice given to any other insurer shall not constitute notice to the Insurer.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

SILC FL 093 XS (10/12)

Endorsement No.: 5

This endorsement effective: July 1, 2021

(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)

Form a part of Policy No.: 1000059071211

Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

DELETE POLICY PROVISIONS AND
FOLLOW FOLLOWED POLICY

It is understood and agreed that this Policy is amended by deleting the following provision(s) therefrom and instead following form to any applicable provisions of the Followed Policy:

Deleted Provisions:

  III. REPRESENTATIONS AND WARRANTIES
  VI. CANCELLATION CLAUSE

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

SILC FL 085 XS (10/12)

Endorsement No.: 6
This endorsement effective:	July 1, 2021

(at 12:01 a.m. Standard Time at the address stated in Item 1 of the Declarations)

Form a part of Policy No.:	1000059071211
Issued to: All Fidelity Funds

By: Starr Indemnity & Liability Company

STATE AMENDATORY INCONSISTENCY

It is understood and agreed that in the event that there is an inconsistency between a state amendatory attached to this policy and any other term or condition of this Policy, then where permitted by law, the Insurer shall apply those terms and conditions of either the amendatory or the policy which are more favorable to the Insured.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

SILC FL 100 XS (10/12)

Endorsement No.: 7

This endorsement, effective: July 1, 2021

(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)

Form a part of Policy No.: 1000059071211
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

TIE-IN OF LIMITS ENDORSEMENT –
SPECIFIED OTHER POLICY(IES)

It is understood and agreed that the Insurer’s combined and maximum Limit of Liability under this policy and the Listed Policy(ies) shall be $10,000,000.

This policy’s Limit of Liability shall be reduced in an amount equal to any payment of loss made under the Listed Policy(ies). The limits of liability of the Listed Policy(ies) are part of, and not in addition to, this policy’s Limit of Liability.

This endorsement shall not serve to increase the Limit of Liability of this policy or of any of the Listed Policy(ies).

Solely as used in this endorsement, “Listed Policy(ies)” shall mean the following policy(ies) issued by the Insurer:

Named Insured	Policy Number
All Fidelity Funds	1000059076211

“Listed Policy(ies)” shall also mean any policy issued by the Insurer: (i) that has been replaced by, or has preceded, any of the above policy(ies); or (ii) for which any of the above policy(ies) is a renewal.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

SILC FL Manuscript XS (7/13)

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM INSURANCE
COVERAGE

Coverage for acts of terrorism is included in your policy. You are hereby notified that under the Terrorism Risk Insurance Act, as amended in 2015, the definition of act of terrorism has changed. As defined in Section 102(1) of the Act: The term “act of terrorism” means any act or acts that are certified by the Secretary of the Treasury—in consultation with the Secretary of Homeland Security, and the Attorney General of the United States—to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion. Under your coverage, any losses resulting from certified acts of terrorism may be partially reimbursed by the United States Government under a formula established by the Terrorism Risk Insurance Act, as amended. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States Government generally reimburses 85% through 2015; 84% beginning on January 1, 2016; 83% beginning on January 1, 2017; 82% beginning on January 1, 2018; 81% beginning on January 1, 2019 and 80% beginning on January 1, 2020, of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers’ liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The portion of your annual premium that is attributable to coverage for acts of terrorism is $0, and does not include any charges for the portion of losses covered by the United States government under the Act.

CVS FL 11440 (1/17)